# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DPC Holdings PLC, CIK 0002107018
CUSIP: G2R11M108
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: Donington Court, Pegasus Business Park, Herald Way, 2nd Floor, Derby, United Kingdom (X0), DE742UZ
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001837343

## Reporting persons
- Hill City Capital Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 7,693,605; sole dispositive power 0; shared dispositive power 7,693,605; aggregate amount beneficially owned 7,693,605 (5.1% of the class)
- Hill City Capital GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,693,605; sole dispositive power 0; shared dispositive power 7,693,605; aggregate amount beneficially owned 7,693,605 (5.1% of the class)
- Hill City Capital LP: type of reporting person: partnership (PN), investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,693,605; sole dispositive power 0; shared dispositive power 7,693,605; aggregate amount beneficially owned 7,693,605 (5.1% of the class)
- Hill City GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,693,605; sole dispositive power 0; shared dispositive power 7,693,605; aggregate amount beneficially owned 7,693,605 (5.1% of the class)
- Herbert Frazier: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 7,693,605; sole dispositive power 0; shared dispositive power 7,693,605; aggregate amount beneficially owned 7,693,605 (5.1% of the class)

## Item 1. Issuer
Name of issuer: DPC Holdings PLC
Address of issuer's principal executive offices: DONINGTON COURT, 2ND FLOOR, PEGASUS BUSINESS PARK, HERALD WAY, DERBY, United Kingdom, DE742UZ

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by Hill City Capital Master Fund LP (the "Fund"); Hill City Capital GP LLC (the "General Partner"), which serves as the general partner of the Fund; Hill City Capital LP (the "Investment Manager"), which serves as investment manager of the Fund; Hill City GP LLC (the "Investment Manager GP"), which serves as the general partner of the Investment Manager; and Herbert Frazier, who serves as managing member of the General Partner and the Investment Manager GP (each of whom may be referred to herein as a "Reporting Person" and collectively as the "Reporting Persons"). The Reporting Persons are making this single, joint filing, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 1.
Address of principal business office or, if none, residence: The principal business address of the Fund is c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009. The principal business address of the General Partner, the Investment Manager, the Investment Manager GP and Mr. Frazier is 121 High St, 3rd Floor, Boston, Massachusetts 02110.
Citizenship: The Fund is a Cayman Islands exempted limited partnership; each of the General Partner and the Investment Manager GP is a Delaware limited liability company; the Investment Manager is a Delaware limited partnership; and Mr. Frazier is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 of each cover page.
Percent of class: See Item 11 of each cover page, which is based on 149,393,016 ordinary shares outstanding as of July 28, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2026 and filed with the Securities and Exchange Commission on August 11, 2026.
Sole power to vote or to direct the vote: See Item 5 of each cover page.
Shared power to vote or to direct the vote: See Item 6 of each cover page.
Sole power to dispose or to direct the disposition: See Item 7 of each cover page.
Shared power to dispose or to direct the disposition: See Item 8 of each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Hill City Capital Master Fund LP: /s/ Herbert Frazier, Herbert Frazier/Managing Member of Hill City Capital GP LLC, its General Partner (08/11/2026)
- Hill City Capital GP LLC: /s/ Herbert Frazier, Herbert Frazier/Managing Member (08/11/2026)
- Hill City Capital LP: /s/ Herbert Frazier, Herbert Frazier/Managing Member of Hill City GP LLC, its General Partner (08/11/2026)
- Hill City GP LLC: /s/ Herbert Frazier, Herbert Frazier/Managing Member (08/11/2026)
- Herbert Frazier: /s/ Herbert Frazier, Herbert Frazier (08/11/2026)